Free Writing Prospectus
Dated May 4, 2015
Filed Pursuant to Rule 433
Registration Statement No. 333-203836

News
For Immediate Release
Contacts:
Tom Kinsley	Tor Constantino
Investor Relations	Media Relations
+1.203.448.4691	+1.484.567.6732
tkinsley@imshealth.com	tconstantino@us.imshealth.com

IMS Health Announces Launch of Secondary Public Offering and Repurchase of Common Stock

DANBURY, CT, May 4, 2015 – IMS Health Holdings, Inc. (“IMS Health”) (NYSE:IMS) today announced the launch of a secondary public offering of 45.8 million shares of its common stock by existing shareholders affiliated with TPG Global, LLC, Canada Pension Plan Investment Board and Leonard Green & Partners, L.P., of which IMS Health intends to repurchase a number of shares having an aggregate value of $300 million. The selling shareholders have granted the underwriters an option to purchase up to an additional 6.87 million shares of common stock. IMS Health is not offering any stock in this transaction and will not receive any proceeds from the sale of the shares by the selling shareholders.

Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers and as representatives of the underwriters for the offering. In addition, BofA Merrill Lynch, Wells Fargo Securities, Barclays, Deutsche Bank Securities and HSBC are joint book-running managers for the offering and TPG Capital BD, LLC, SunTrust Robinson Humphrey, Mizuho Securities, RBC Capital Markets, Piper Jaffray, William Blair & Company L.L.C., Leerink Partners, Stifel, Fifth Third Bank and Topeka Capital Markets are acting as co-managers for the offering.

An automatic shelf registration statement (including a prospectus) relating to the offering of common stock was filed with the Securities and Exchange Commission (SEC) on May 4, 2015 and became effective upon filing. Before you invest, you should read the registration statement, prospectus and other documents IMS Health has made available with the SEC for information about IMS Health and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement, when available, may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile at (212) 902-9316, or e-mail at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IMS Health

IMS Health is a leading global information and technology services company providing clients in the healthcare industry with comprehensive solutions to measure and improve their performance. End-to-end proprietary applications and configurable solutions connect 10+ petabytes of complex healthcare data through the IMS OneTM cloud-based master data management platform, providing comprehensive insights into diseases, treatments, costs and outcomes. The company’s 15,000 employees blend global consistency and local market knowledge across 100 countries to help clients run their operations more efficiently. Customers include pharmaceutical, consumer health and medical device manufacturers and distributors, providers, payers, government agencies, policymakers, researchers and the financial community.

As a global leader in protecting individual patient privacy, IMS Health uses anonymous healthcare data to deliver critical, real-world disease and treatment insights. These insights help biotech and pharmaceutical companies, medical researchers, government agencies, payers and other healthcare stakeholders to identify unmet treatment needs and understand the effectiveness and value of pharmaceutical products in improving overall health outcomes.

Forward-Looking Statements

This press release includes “forward-looking statements” that are not based on historical fact, including statements we make regarding the proposed secondary offering and concurrent share repurchase. The words “guidance,” “ongoing,” “believes,” “expects,” “may,” “will” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees that the future results, plans, intentions or expectations expressed or implied will be achieved. Matters subject to forward-looking statements involve known and unknown risks and uncertainties, including regulatory, competitive and other factors, which may cause actual financial or operating results or the timing of events to be materially different than those expressed or implied by forward-

looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: imposition of restrictions on our use of data by data suppliers or their refusal to license data to us; failure to meet our productivity objectives; failure to successfully invest in growth opportunities; imposition of restrictions on our current and future activities under data protection and privacy laws; breaches or misuse of our or our outsourcing partners’ security or communications systems; hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements; consolidation in the industries in which our clients operate; our ability to protect our intellectual property rights and our susceptibility to claims by others that we are infringing on their intellectual property rights; the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; general economic conditions in the markets in which we operate, including financial market conditions; our ability to successfully integrate Cegedim’s Customer Relationship Management and Strategic Data businesses, and the other factors set forth in the “Risk Factors” section of our Annual Report on Form 10-K for the period ending December 31, 2014, on file with the SEC, and any subsequent SEC filings. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

IMSFIN